SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            FORM 12b-25



                                Commission File No. _______

                   NOTIFICATION OF LATE FILING

(Check One):  __Form 10-K  _X_Form 11-K
              __Form 20-F  __ Form 10-Q

  Form N-SAR
      For Period Ended:        12/31/96

__Transition Report on Form 10-K
__Transition Report on Form 20-F
__Transition Report on Form 11-K
__Transition Report on Form 10-Q
__Transition Report on Form N-SAR

  For the Transition Period Ended:________________

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification
related:                 N/A




                        PART I
                 REGISTRANT INFORMATION

Full name of registrant                Storage USA, Inc.



Former name if applicable               N/A




Address of principal executive office (Street and number)

       10440 Little Patuxent Parkway, Suite 1100



City, state and zip code     Columbia, Maryland 21044



                        PART II
                RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   X     (a) The reasons described in reasonable detail in Part
         III of this form could not be eliminated without unreasonable effort or expense;


   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   __ (c) The accountant's state or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III
                            NARRATIVE

         State below in reasonable detail the reasons why Form
10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         The plan administrator has been unable to provide registrant with additional data required by Coopers & Lybrand, LLP in preparing their audit report by the filing deadline. Registrant expects that such data will be available by July 15, 1997.

                             PART IV
                        OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        Christopher P. Marr    (410)         730-6137
            (Name)          (Area Code)  (Telephone Number)

         (2)     Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                 X Yes    __ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                 __ Yes    X No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Storage USA, Inc.

          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date          6/30/97          By:  /s/ Christopher P. Marr
                                    Christopher P. Marr
                                    Senior Vice President